SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

  France Growth Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35177k108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2003
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		France Growth Fund, Inc.
		237 Park Avenue ? Suite 900
		New York, NY   10017
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of FRF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of FRF fit the investment guidelines for various Accounts.  Shares have been acquired
since  June 17, 1998.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 618,865 shares, which represents 5.13 % of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 4000 shares purchased on December 24, 1998 at $14.625 (260 shares), June 24 & 25, 2002 at
$6.81 (500 shares), July 10 at $6.88 (300 shares) and at $6.83 (100 shares), July 22 at $6.10 (100 shares), August 5 at $5.97 (200 shares),
August 14 at $6.05 (100 shares), August 19 at $6.10 (50 shares),
September 3 at $6.08 (50shares), November 7 at $5.65 (100 shares),
November 8 at $5.64 (100 shares), November 11 & 12 at $5.64 (400 shares), November 13 at $5.63 (600 shares), and July 2, 2003 at $6.25
(1040 shares). Dana R. Consler currently owns 400 shares purchased on February 6, 2002 at $6.85 (150 shares), February 7 at $6.82 (50 shares), February 15 at $6.94 (50 shares), February 27 at $7.02 (50 shares), and
December 3 at $5.82 (100 shares).  Jo Ann Van Degriff presently owns
500 shares purchased on July 3, 2003 at $6.16 per share. None of the other Principals of KIM presently owns shares of FRF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/2/2003
1100
6.32

7/1/2003
200
6.25
6/3/2003
20200
6.32

7/2/2003
1040
6.3
6/6/2003
4400
6.35

7/3/2003
900
6.16
6/9/2003
1600
6.28

7/7/2003
-2025
6.54
6/10/2003
-100
6.27

7/8/2003
-350
6.3
6/11/2003
1450
6.33

7/8/2003
650
6.3
6/12/2003
2300
6.43

7/10/2003
1050
6.22
6/13/2003
2500
6.46

7/16/2003
2800
6.34
6/16/2003
-350
6.49

7/17/2003
3675
6.27
6/16/2003
600
6.56

7/18/2003
600
6.28
6/17/2003
1450
6.64

7/21/2003
3015
6.28
6/18/2003
2325
6.54

7/22/2003
800
6.21
6/20/2003
800
6.46

7/23/2003
250
6.3
6/23/2003
1600
6.44

7/24/2003
500
6.3
6/24/2003
800
6.27

7/28/2003
400
6.42
6/26/2003
825
6.28

7/29/2003
1375
6.15
6/27/2003
2300
6.26

7/30/2003
700
6.3
6/30/2003
1100
6.26




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of FRF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.







































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



August 8, 2003 	     	 	  By:________________________
        Date						   Signature
					           George W. Karpus,  President
         Name/Title